SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR ANNOUNCES ITS NINTH EUROPEAN BASE


            SIX NEW ROUTES (30 FLIGHTS DAILY) FROM STOCKHOLM SKAVSTA


Ryanair, Europe's No.1 low fares airline, today (Tuesday, 28th January 2003) confirmed that it had chosen Stockholm Skavsta Airport to be its ninth European base.

Starting in 9 weeks time (4th April 2003), Ryanair will allocate up to 4 aircraft to its new base in Stockholm, operating over 30 flights each day from Stockholm on 6 new international routes to Aarhus, Glasgow, Hamburg, Paris, Oslo and Tampere (Finland) - in addition to the hugely successful existing routes to London and Frankfurt.

This new Scandinavian base will result in the creation of over 200 new jobs in Stockholm and will result in over 1.5 million passengers being carried through Stockholm Skavsta in the first year of this new base. These passengers will save over SEK 3 billion compared with the high fares currently being charged by SAS, Scandinavia's high fares airline.

As well as announcing details of its routes, Ryanair also announced launch air fares from just SEK 299! Ryanair's one way fares will be at least 84% cheaper than the one way fares currently offered by SAS.


ROUTES                COMMENCES             RYANAIR                SAS                   SAVING
LONDON                4TH APRIL 03          From SEK 399           SEK 6824              95%
FRANKFURT             4TH APRIL 03          From SEK 399           SEK 6609              95%
AARHUS                4TH APRIL 03          FromSEK 399            SEK 2671              85%
OSLO                  4TH APRIL 03          From SEK399            SEK 2569              84%
TAMPERE               4TH APRIL 03          From SEK 459           SEK 3169              85%
GLASGOW               4TH APRIL 03          From SEK 599           SEK 7092              91%
HAMBURG               4TH APRIL 03          From SEK 599           SEK 5004              88%
PARIS                 4TH APRIL 03          From SEK 699           SEK 7774              91%



Announcing details of the 4th Continental European base in Stockholm today, Ryanair's Chief Executive, Michael O'Leary said:


        "Thanks to Ryanair, and Stockholm Skavsta Airport, the SAS high fares monopoly in the Scandinavian market is at an end. Ryanair are breaking the monopoly of SAS in the Scandinavian markets of Norway, Finland, Sweden and Denmark - with choice and low fares which will save consumers over 85% on the SAS high fares. For years, visitors to Stockholm and Swedish consumers have had to put up with SAS's high air fares, but this monopoly ends on 4th April 2003.

        "Now there will be a choice of air fares and daily scheduled flights not only to London and Frankfurt, but also to Oslo, Glasgow, Aarhus, Paris, Tampere and Hamburg - and guaranteed at the lowest air fares - 85% saving on the high fares charged by SAS. These fares are only available at Europe's largest travel website, www.ryanair.com, and we would urge people to book early as seats at these prices will sell out quickly.

        "These routes will be operated by 4 of Ryanair's brand new Boeing 737-800 aircraft, and recruitment and training will shortly get underway of 100 people in time for the base launch on 4th April 2003.

        "Our passenger numbers have grown rapidly at Stockholm Skavsta Airport since we began flying in June 1997. With these new routes and our base investment, traffic growth at Stockholm Skavsta Airport will explode".

Welcoming Ryanair's announcement of Stockholm Skavsta Airport as its new base, Dot Gade Kulovuori, Manager Director of Skavsta Airport said:


        "Ryanair have been firm supporters of Stockholm Skavsta Airport for 5 years, and together we have seen passenger numbers increase year on year.

        "We are delighted that Ryanair share our ambitious plans for Stockholm Skavsta and today's announcement and the new routes, will bring even greater choice and low fares to the people of Stockholm, as well as benefiting the local economy with in coming visitors and jobs."

Ends.                                   Tuesday, 28th January 2003

For further information:

Paul Fitzsimmons                        Pauline McAlester

Ryanair                                 Murray Consultants

Tel: 00 353 1 8121212                   Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 January  2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director